P.E. 1/15/02

02014925



**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C., 20549**

# FORM 6-K

**Report of Foreign Issuer**

---

FOR PERIOD ENDED **January 15, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

**SUNGOLD ENTERTAINMENT CORP.**
*(Translation of registrant's name into English)*

**#500 - 666 Burrard Street**
**Vancouver, British Columbia**
**Canada, V6C 3P6**

(Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X** Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

*This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.*

**BC FORM 53-901.F**

***Securities Act***

## MATERIAL CHANGE REPORT

**Item 1. Reporting Issuer**

**SUNGOLD ENTERTAINMENT CORP.**
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

**Item 2. Date of Material Change**

January 15, 2002

**Item 3. Press Release**

January 15, 2002, Vancouver, British Columbia.

**Item 4. Summary of Material Change**

Sungold Entertainment Corp. (the "Company") and its wholly owned subsidiary Horsepower Broadcasting Network, announced the launch in Asia of its proprietary Horsepower2 (HP2), an equal chance, virtual horseracing game.

**Item 5. Full Description of Material Change**

The Company and its wholly owned subsidiary Horsepower Broadcasting Network (HBN), announce today the launch in Asia of its proprietary Horsepower2 (HP2), an equal chance, virtual horseracing game. The initial campaign begins with long-term agreements through internet industry leaders. Doubleclick and Sina.com will target the Asian language version of HP2 to the world-wide-web, with special emphasis on Southeast Asia. Additional strategic marketing alliances are anticipated in the short term for the Asia Pacific region.

Awarded the "International Internet Gaming Innovator" for 2001 at the fifth Annual Symposium on Internet Gambling held at the Shelboume Hotel in Dublin, Ireland, HBN is accelerating its global marketing campaign aimed at making the HP2 Quick6™ the largest jackpot pool of its kind in the wagering world.

HP2 is a random virtual horserace run every 90 seconds with a real-time, online, common pari-mutuel pool. It may be played from a computer anywhere, anytime, with players wagering for a minimum of USD$2, with a potential to win million dollar plus jackpots. Quick6TM jackpot is guaranteed to be a minimum of one million dollars. HP2 can be accessed on the site www.horsepower2.com.

HBN has a permanent gaming license from the Kahnawake Gaming Commission. The Kahnawake Gaming Commission, with licensees from around the world, operating on Mohawk Territory at Kahnawake, Quebec, has become a recognized global leader in the licensing and regulating of online wagering operators.

"When I was approached by Sungold CEO Kim Hart, I was so convinced that this is the most exciting new game to hit the Internet that I resigned as President of Easybets to take on the challenge of marketing this new product. My judgment has been supported by HP2's winning the "International Internet Gaming Innovator" prize", stated Alan Weinrib, Director of Marketing for Sungold Entertainment Corp.

Mr. Weinrib successfully drove annual revenues from 0 to US$120 million during his three years as President of Easybets. Growth is currently strong in the Internet gaming industry, with worldwide revenues projected to grow from $2 billion in 2001 to $3 billion in 2002 (Bear Stearns, January 2000). Gaming analyst Sebastian Sinclair has projected that Internet gaming will be a $6.3 billion industry by the year 2003.

**Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act**

Not applicable.

**Item 7. Omitted Information**

None.

**Item 8. Senior Officer**

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

January 23/02
Date

(signature)
ANNE KENNEDY
Name of Signatory
DIRECTOR
Position
VANCOUVER, B.C. Canada
Place of Declaration

F:\Client Files\3700-3799\3775\NRs+53-901Fs\2002\Fm53-901F.2002-01-15#2.doc

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended January 15, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

**SUNGOLD ENTERTAINMENT CORP.**
(the Registrant)

Date: January 23, 2002

By:* [signature]
ANNE KENNEDY - DIRECTOR

*Print name and title under the signature of the signing officer

SEC 1815 (7-91)

*c:\documents and settings\administrator\my documents\news releases\form 6k news release #2 jan 15 2002.doc*